Exhibit 99.1

News Release
Alexco Closed C$13 Million Non-Brokered Equity Financing
May 17, 2016 – Alexco Resource Corp. (TSX:AXR, NYSE‑MKT:AXU) ("Alexco" or the "Company") announces that it has closed the previously announced non-brokered private placement of units of the Company ("Units") at a price of C$1.20 per Unit (the "Private Placement") pursuant to which the Company issued 10,839,972 Units for aggregate gross proceeds of C$13,007,966.
Each Unit consisted of one common share and one-half of one non-transferable common share purchase warrant (each whole warrant, a "Warrant"), each Warrant entitling the holder to purchase one additional common share of the Company at a price of C$1.75 until May 17, 2018.  If, commencing on September 18, 2016, the closing price of Company's common shares on the Toronto Stock Exchange is higher than C$2.50 for 10 consecutive trading days (the "Trigger Date"), the expiry date of the Warrants may be accelerated to the date that is 10 trading days after the Trigger Date by the issuance of a news release within two trading days of the Trigger Date announcing such acceleration (the "Acceleration Provision").
In connection with the Private Placement, the Company has paid  a Finder and certain of its affiliates (collectively, "Finder") a cash commission equal to 5% of the gross proceeds from the sale of 7.51 million Units sold to purchasers introduced by Finder. Finder also received an aggregate of 225,300 warrants ("Finder Warrants"). Each Finder Warrant is exercisable for one common share of the Company at a price of C$1.49 until May 17, 2018, subject to the Acceleration Provision. The Company also paid finder's fees of $176,110 to other arm's length finders, representing a cash commission equal to 5% of the gross proceeds received in respect of the sale of 2.94 million Units to purchasers introduced to the Company by such finders.
The net proceeds from the Private Placement are expected to be used by the Company for exploration and development activities on the Company's assets and for general corporate purposes.
The securities issued and issuable upon the exercise of warrants under the Private Placement are subject to a hold period and may not be traded until September 18, 2016 except as permitted by applicable securities legislation and the rules and policies of the Toronto Stock Exchange.
Certain directors and senior officers of the Company participated in the Private Placement by purchasing an aggregate of 50,000 Units.  Accordingly, the Private Placement constituted to that extent a "related party transaction" under applicable Canadian securities laws.  The Company did not file a material change report more than 21 days before the expected closing of the Private Placement as the details of the Private Placement and the participation therein by related parties of the Company were not settled until shortly prior to closing and the Company wished to close on an expedited basis for sound business reasons.

About Alexco
Alexco Resource Corp. owns the Bellekeno silver mine, one of several mineral properties held by Alexco which encompass substantially all of the historical Keno Hill Silver District located in Canada's Yukon Territory. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.
Contact
Clynton R. Nauman, President and Chief Executive Officer
Mike Clark, Chief Financial Officer
Phone:  (604) 633-4888
Email:   info@alexcoresource.com
This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, including in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any securities laws of any state of the United States and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.
Some statements ("forward-looking statements") in this news release contain forward-looking information concerning the Private Placement and the use of proceeds thereof, the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release.  Forward-looking statements may include, but are not limited to, statements with respect to the anticipated use of proceeds, and future exploration and development activities.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to Alexco's ability to raise additional capital; actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities.  Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made.  In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that the Company will be able to raise additional capital that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices.  There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.